ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2021

(With Agreed-Upon Procedures Report of Independent
Registered Public Accounting Firm)

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Ernst & Young LLP
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**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of ABN AMRO Securities (USA) LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of ABN AMRO Securities (USA) LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries in the form of a bank statement.

    No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021.

    No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

1



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2022

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Schedule of General Assessment Reconciliation
to the Securities Investor Protection Corporation

Year ended December 31, 2021

Total revenue (FOCUS Line 12/Part IIa Line 9)	$ 34,449,430
Additions:	
Net loss from securities in investment accounts	-
Interest and dividend expense	-
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies insurance company separate accounts, and from transaction in securities futures products.	-
Revenues from commodity transactions	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	-
Net gain from securities in investment accounts	-
Other revenue not related either directly or indirectly to the securities business	-
Total interest and dividends expense	6,766,846
SIPC Net operation revenues	27,682,584
General Assessment @.0015	41,524
Less payment made with SIPC-6 filed	(19,874)
Less Prior overpayment applied	-
Assessment balance due or (overpayment)	$ 21,650